SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number
                                                                   -------------

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR
|_| Form 10KSB

               For Period Ended: September 30, 2000

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                            VIRTUAL COMMUNITIES, INC.
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                            Full Name of Registrant


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                           Former Name if Applicable

                          589 Eighth Avenue, 7th Floor
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            Address of Principal Executive Office (Street and Number)

                               New York, NY 10018
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No


|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 14, 2000, the Company announced that its inability to secure new financing has raised substantial uncertainty about the Company's ability to continue its operations.

The Company recently closed a Secured Convertible Notes Purchase Agreement with institutional lenders who lent the Company an aggregate of $1,745,000 between August and October 2000, secured by Company-owned shares of Cortext Ltd. The secured loan does not provide any new funds to the Company and only represents the conversion of a Short Term Promissory Note evidencing loans previously made to the Company by the lenders. As a result, the Company is attempting to raise funds from other sources to continue its operations. The Company has not been able to meet its current outstanding financial obligations and outstanding payables, including salaries payable to its employees and to employees of its Israeli subsidiaries. The Company may be obliged to cease operations if immediate financing cannot be obtained. There is no assurance that the Company will be successful in obtaining such financing.

In addition, the Company announced the resignation from its Board of Directors as of November 14, 2000 of non-executive directors Mr. David Morris, Mr. Peter Jacobs and Mr. Allan Dalfen. Mr. Avi Moskowitz, President and CEO of the Company, is now the sole director of the Company.

The Company is currently in discussions with potential acquirers of its online communities to sell one or more of them. The negotiations for such sale are in advanced stages and at least one transaction is expected to be completed by the end of the month; however there can be no assurance of a sale at this time.

As a result of the foregoing corporate developments, the Registrant could not file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000 on the filing due date without incurring unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Arthur Dubroff, Chief Financial Officer       (212)         931-8604
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Virtual Communities, Inc.,
                             a Delaware Corporation
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date  November 15, 2000                 By  /s/ Arthur Dubroff
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                                        Arthur Dubroff
                                        Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)